

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Shawn Mural
Chief Financial Officer
V2X, Inc.
7901 Jones Branch Drive, Suite 700
McLean, VA 22102

> **Re: V2X, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-36341**

Dear Shawn Mural:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services